Exhibit 99.1

Mecox Lane Announces Changes of Directors

SHANGHAI, China, May 5, 2015 - Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), a multi-brand and multi-channel retailer of health, beauty and lifestyle products in China, today announced the following changes to the Company’s board of directors (the “Board”):

•                  The resignation of Mr. Robin Bin Chen from the Board for personal reasons;

•                  The appointment of independent director Mr. Fan Zhang as Chairman of the Board; and,

•                  The appointment of Mr. Willy Yili Wu, the Company’s chief operating officer, as a director of the Board.

All above-noted changes are effective May 5, 2015. With the changes, the Board will maintain a total of seven directors, including a majority of directors that meet the requirements of independence of the NASDAQ Stock Market Listing Rules.

Mr. Fan Zhang has served as an independent director of the Company since May 2014. He has been senior vice president and chairman of Ingram Micro (China) Holding & Commercial Co. Ltd. since 2014. From 2004 to 2013, Mr. Zhang served as vice president and chief operating officer, and senior vice president and managing director of Ingram Micro (China) Holding & Commercial Co. Ltd. Mr. Zhang received degrees from the International Executive Programme (IEP) at European Institute of Business Administration in 1998 and the China-European International Business School in 2003.

Mr. Willy Yili Wu has been the Company’s chief operating officer since May 2014 and served as head of the Company’s health and beauty division since March 2005. Prior to joining the Company, Mr. Wu worked at Urline International Co., Ltd., a mail-order and telemarketing company in Taiwan, from 1996 to 2005, with his last role as the executive director. Mr. Wu has approximately 20 years of experience in sales and marketing management, including over 15 years of experience in the health and beauty business. Mr. Wu received a bachelor’s degree in psychology from Fu Jen Catholic University in 1978 and a master’s degree in industrial management from Middle Tennessee State University in 1986.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com